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                        Boulder Creek Explorations, Inc.


Security and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549
Mail Stop 0511

                                                                January 19, 2006

Re:               Boulder Creek Explorations, Inc.
                  Registration Statement Form SB-2/A
                  File Number 333-121236
                  Filed: October 12, 2005

Attention:        Messeret Nega - Attorney Advisor
                  Division of Corporate Finance
                  Phone (202) 942-1891
                  Fax     (202) 942-9527

Pursuant to communication with the Commission on January 18, 2006, the following modifications have been made to the prospectus:

     1.) Prospectus Cover Page: "for an additional 90 days" has been added to the first paragraph last sentence of that page to match the language in the second paragraph of that same page;

     2.) DEALER PROSPECTUS DELIVERY OBLIGATION: This paragraph has been reposition to the last page of the prospectus as its own individual page and will represent the "Outside Back Cover Page" of the prospectus when printed; and

     3.) Final Prospectus: Boulder Creek will not include "Part II. INFORMATION NOT REQUIRED IN THE PROSPECTUS" in the final printed prospectus provided to prospective investors by the Company.

In addition, a current consent from the auditor has been filed as an exhibit; page numbers have been updated within the prospectus to account for the above modifications; and the dates on the signature page has been made current.




Sincerely,

Puneet Sharan
President
Boulder Creek Explorations, Inc.



Cc:  Timothy S. Orr, Esq.





                               1450 Sasamat Street
                                  Vancouver, BC
                                 Canada V6R 4G4

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